--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE TO-C
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ---------------

                             FORT JAMES CORPORATION
                       (Name of Subject Company (Issuer))

                                ---------------

                            FENRES ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Offeror)
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                    Common Stock, Par Value $0.10 Per Share
                          Including Associated Rights
                         (Title of Class of Securities)

                                  347471 10 4
                     (CUSIP Number of Class of Securities)

                             James F. Kelley, Esq.
                          Georgia-Pacific Corporation
                           133 Peachtree Street, N.E.
                            Atlanta, Georgia  30303
                                 (404) 652-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                ---------------

                                    Copy to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
            Not Applicable                              Not Applicable
================================================================================

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________      Filing Party: _________________
Form or Registration No.: _________________      Date Filed: ___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]